UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-40816

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Celsius Resolution of Claims dated 8 December 2021

Press Release

08 December 2021

Argo Blockchain PLC

("Argo" or "the Company")

Celsius Resolution of Claims

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK) announces that they have reached an amicable resolution with Celsius, of their respective claims in the litigation pending in New Jersey federal court. Pursuant to the resolution: (i) the parties entered into an amendment terminating their November 2, 2020 lease agreement, whereby Argo paid Celsius US $6,320,947.64 in satisfaction of its remaining financial obligations to Celsius and Celsius conveyed title to Argo for the Bitmain S19 Antminer S19 Pro mining machines covered by the lease and (ii) Argo agreed to terminate its mining services arrangement with Celsius in return for a payment from Celsius to Argo in the form of Bitcoin.  The remaining terms of the resolution were not disclosed.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi Fabio Galloni-Roversi Monaco argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906 +44 7888 672 701

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 December, 2021	ARGO BLOCKCHAIN PLC By: Name: Peter WallTitle: Chief Executive Officer Name: Davis ZaffeTitle: General Counsel